UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Empire Resorts, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value Per Share

(Title of Class of Securities)

292052107

(CUSIP Number)

Steven L. Wilner, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 212-225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 12 (this “Amendment No. 12”) amends and supplements the Schedule 13D filed by Kien Huat Realty III Limited (“Kien Huat ”) and Lim Kok Thay (“Mr. Lim” and, together with Kien Huat, the “Reporting Persons”) with the Securities and Exchange Commission on August 27, 2009, as previously amended (the “Schedule 13D”), relating to the common stock, par value $.01 per share (the “Common Stock”) of Empire Resorts, Inc. (the “Issuer”). All capitalized terms used in this Amendment No. 12 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Items 3, 4 and 6 are hereby amended and supplemented to add the following:

Item 3. Source and Amount of Funds or Other Consideration

The disclosure set forth under Item 4 of this Amendment No. 12 is incorporated herein by reference.

Item 4. Purpose of Transaction

On June 27, 2014, a wholly-owned subsidiary of the Issuer (the “Project Subsidiary”) submitted an application to the State of New York Gaming Commission to obtain a license (the “Gaming License”) for a destination gaming resort (the “Project”) issued by the State of New York Gaming Commission pursuant to The Upstate New York Gaming Economic Development Act of 2013. If the Gaming License is awarded, in order to finance a portion of the costs and expenses related to the award of such Gaming License and the Project, the Issuer intends to distribute to all holders (as of a record date to be established by the Issuer) of Common Stock and Series B Preferred Stock, subscription rights to purchase additional shares of Common Stock (the “Offered Shares”), subject to certain terms and conditions (the “Proposed Rights Offering”). The Proposed Rights Offering would raise up to a maximum amount of $150 million, plus the amount necessary to redeem the Issuer’s Series E Preferred Stock, depending upon a variety of factors related to the award of the Gaming License and the financing of the Project.

In connection with the Proposed Rights Offering, Kien Huat reached agreement with the Issuer on a commitment to execute a standby purchase agreement whereby Kien Huat would exercise the subscription rights it receives pursuant to the Proposed Rights Offering within ten days of grant (the “Pro Rata Purchase”). In addition, Kien Huat would exercise all subscription rights not otherwise exercised by the other holders to purchase Offered Shares in the Proposed Rights Offering, upon the same terms as the other holders (the “Standby Purchase”). The Issuer agreed to pay a fee to Kien Huat, of which a portion was due upon execution of the commitment and a portion is due upon closing of the Pro Rata Purchase. However, Kien Huat’s commitment to make the Pro Rata Purchase and the Standby Purchase, and the commencement of the Proposed Rights Offering, are subject to certain conditions, including the award of the Gaming License to the Project Subsidiary.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The disclosure set forth under Item 4 of this Amendment No. 12 is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2014

Kien Huat Realty III Limited

By:	/s/ Gerard Lim
Name: Gerard Lim
Title: Director

/s/ Lim Kok Thay by Gerard Lim
Lim Kok Thay

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 1	Joint Filing Agreement, dated as of August 27, 2009, by and between Lim Kok Thay and Kien Huat Realty III Limited.
Exhibit 2	Investment Agreement, dated as of August 19, 2009, by and between Empire Resorts, Inc. and Kien Huat Realty III Limited (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on August 19, 2009).
Exhibit 3

Stockholder Voting Agreement, dated as of August 19, 2009, by and among Empire Resorts, Inc., Kien Huat Realty III Limited and the stockholders signatory thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on August 19, 2009).

Exhibit 4

Registration Rights Agreement, dated as of August 19, 2009, by and between Empire Resorts, Inc. and Kien Huat Realty III Limited (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on August 19, 2009).

Exhibit 5

Custody Agreement, dated as of August 19, 2009, by and between Kien Huat Realty III Limited and JPMorgan Chase Bank, National Association, as Custodian (incorporated by reference to Exhibit 5 to Schedule 13D filed on August 27, 2009).

Exhibit 6

Standby Purchase Agreement dated as of April 12, 2013, by and between Empire Resorts, Inc. and Kien Huat Realty III Ltd. (incorporated by reference to Exhibit 6 to Amendment No. 8 to Schedule 13D filed on April 15, 2013).